

August 16, 2012

<u>Via E-mail</u>
George I. Lazenby, IV
Chief Executive Officer
Emdeon Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

> **Re:   Emdeon Inc.**
> **Registration Statement on Form S-4**
> **Filed July 20, 2012**
> **File No. 333-182786**

Dear Mr. Lazenby:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

3.  We note that you have not provided any disclosure in response to Items 102 and 305 of Regulation S-K.  Please confirm to us that you do not believe any disclosure is required pursuant to such items.

Prospectus Summary, page 1

4.  Please disclose the information required by Item 503(d) of Regulation S-K.

The 2011 Transactions, page 8

5.  We note that General Atlantic owned 65.77% ownership interests of the Company before the 2011 merger, and that General Atlantic appeared not to be part of the merger transaction based on your disclosures. In that regard, please explain to us and disclose how General Atlantic sold their ownership interests to BlackStone Group.

Unaudited Pro Forma Consolidated Statements of Operations For the Year Ended December 31, 2011, page 52

6.  We note your labeling all columns including the various pro forma adjustments and pro forma consolidated as "historical". Please revise to label the audited financial statements' columns only as historical.

Unaudited Pro Forma Consolidated Statement of Operations For the Three Months Ended March 31, 2012, page 53

7.  Refer to footnote 5(c). We note your disclosure of the exclusion of $21.85 million and $3.58 million of loss on extinguishment of debt and transaction expenses, respectively attributable to debt re-pricing. We also note that the re-pricing was incurred in April 2012. As such, we are unclear how you excluded these charges when they were not yet recorded in the historical consolidated statement of operations for the three months ended March 31, 2012. Please explain or revise your disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

8.  We note your discussions and presentations of line items "sales, marketing, general and administrative excluding corporate expenses (or SMG&A)" and "corporate expenses" for the operating results' discussions for the three months period end March 31, 2012 and for the predecessor and successor periods within the year ended December 31, 2011. In this regard, we note that the corporate expenses represent transaction related costs plus other SMG&A carved out expenses and that the classification is inconsistent with your financial statements presented on pages F-4 and F-59. Please explain to us and disclose the basis of your classification in MD&A and reconcile for us the amounts from these line items to those from the comparable line items within the financial statements.

Business, page 86

9.  Please disclose in this section or in note 20 to the consolidated financial statements the total assets for each of your three segments for each of the last three fiscal years.  See Item 101(b) of Regulation S-K.

Executive Compensation, page 109

Compensation Discussion and Analysis, page 109

Overview of Components of Compensation, page 111

Annual Cash Bonuses, page 112

10. Please elaborate upon your discussion here to disclose what percentage of the overall amounts paid out  for 2011 reflected subjective evaluations of each individual named executive officer's performance and what factors were taken into account in evaluating such performance.  See Item 402(b)(2)(vii) of Regulation S-K.

Equity-Based Awards, page 113

2011 Awards, page 114

11. Please disclose the factors considered by your compensation committee for the March 2011 option and RSU grants.  In doing so, please explain why you chose to issue options and RSUs.  See Item 402(b)(1)(v) and (2)(ii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 129

Related Party Transactions Policies and Procedures, page 129

12. Please describe generally the persons that constitute related parties.  See Item 404(b)(1) of Regulation S-K.

Tax Receivable Agreement Obligations to Related Parties, page 129

13. Please disclose the amounts paid to the Tax Receivable Entity and the Management Members under the Tax Receivable Agreements.  See Item 404(a)(4) of Regulation S-K.

Transactions with Investor Group Portfolio Companies, page 132

14. Please tell us the basis for why you have not disclosed the information required by Item 404(a) of Regulation S-K with respect to the commercial transactions.

Amended and Restated Data License Agreement with WebMD, page 132

    15. Please disclose amounts paid by WebMD to you under the Data License Agreement. See Item 404(a)(3) of Regulation S-K.

Where You Can Find More Information, page 291

    16. Please revise the fourth sentence to comply with Securities Act Rule 411(a). Please also provide additional disclosure in the prospectus, as appropriate.

Consolidated Statements of Operations, page F-4

    17. We note you incurred transaction related costs of $66.6 million and $17.8 million for the predecessor period from January 1 to November 1, 2011 and for the successor period from November 2 to December 31, 2011, respectively. In that regard, please tell us and disclose in a footnote the nature of these expenses and how you reasonably determined their allocation between the predecessor and successor periods.

4. Business Combinations, page F-16

    18. We note you characterize the 2011 Merger, which resulted in the Company being taken private as a "reverse acquisition". Please explain to us why it is appropriate to characterize the transaction as a "reverse acquisition" and whether the term is used in a legal or accounting context. If a merger subsidiary was utilized, please tell us why it was not a forward or reverse triangular merger.

    19. We note a significant amount of goodwill recognized as a result of the 2011 Merger. We also note your disclosure that goodwill is attributable to expected synergies. In that regard, please provide additional qualitative disclosure of the factors that make up goodwill. For instances, if the balance is principally related to the expected synergies please describe in greater detail those synergies and how you expect to achieve them. Reference is made to ASC 805-30-50.

    20. Refer to other information supplementally disclosed under purchase price allocation table on page F-18. Please tell us and disclose why you do not expect the goodwill to be tax deductible. In this regard, advise us how the transaction to acquire control was structured for tax purposes.

19. Other Related Party Transactions, page F-39

    21. Please identify all related party transactions on the face of the balance sheet, income statement, or statement of cash flows. Reference is made to Rule 4-08(k) of Regulation S-X.

20. Segment Reporting, page F-41

22. We note you allocated certain transaction related costs among reportable segments for the predecessor period from January 1 to November 1, 2011, but we did not note similar allocation made for the successor period from November 2 to December 31, 2012. Please explain.

Exhibit 5.1

23. We note that counsel has limited its opinion to the laws of the State of New York and has not engaged local counsel for Delaware and California laws.  As a result, counsel has not considered the laws of the States of Delaware and California.  Please revise.  See Section II.B.1.e of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer at (202) 551-3272 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.  Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc:     Denise Ceule
        Emdeon Inc.

        Scott Bell
        Bass, Berry & Sims PLC